UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION

SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION

6100 North Western Avenue

Oklahoma City, OK 73118

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Note:	Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and the Members of the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Delinquent Participant Contributions, Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

June 29, 2009

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:
Investments, at fair value	$192,785,467	$276,377,528
Receivables:
Employer contributions	85,856	215,502
Participant contributions	—	1,311
Dividends	413,133	291,108

Total assets	193,284,456	276,885,449

Liabilities:
Accrued administrative expenses	41,635	52,155
Excess contributions payable	—	16,768

Total liabilities	41,635	68,923

Net assets available for benefits, at fair value	193,242,821	276,816,526

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	683,463	345,106

Net assets available for benefits	$193,926,284	$277,161,632

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	Years Ended December 31,
	2008	2007
Investment income (loss):
Interest and dividends	$2,864,648	$1,600,287
Net appreciation (depreciation) in fair value of investments	(160,308,657)	48,522,966

Total investment income (loss)	(157,444,009)	50,123,253

Contributions:
Employer	39,845,125	25,794,467
Participants	44,763,760	32,212,562

Total contributions	84,608,885	58,007,029

Total additions	(72,835,124)	108,130,282

Deductions:
Benefits paid to participants	(10,347,677)	(11,363,259)
Administrative expenses	(211,474)	(179,640)

Total deductions	(10,559,151)	(11,542,899)

Net increase (decrease) before transfers	(83,394,275)	96,587,383

Transfers: (See Note 1)
From Columbia Natural Resources 401(k) Plan	158,927	1,651,425
From Nomac Drilling 401(k) Plan	—	8,937,704

Net transfers in	158,927	10,589,129

Net increase (decrease) in net assets available for benefits	(83,235,348)	107,176,512

Net assets available for benefits:
Beginning of year	277,161,632	169,985,120

End of year	$193,926,284	$277,161,632

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”). Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation (the “Company”) and its subsidiaries, except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly-owned subsidiary, that are members of the United Steel Workers of America Union. Any covered employee who is at least 18 years old and has completed three months of employment with the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee for the Plan.

Transfers from Other Plans

Effective January 1, 2007, non-union hourly employees of Chesapeake Appalachia, L.L.C. became covered by the Plan. As a result, net assets of $1,651,425 and $158,927 were transferred into the Plan from the Columbia Natural Resources, LLC 401(k) Plan in 2007 and 2008, respectively.

Effective January 1, 2007, the Nomac Drilling 401(k) Plan merged into the Plan. All assets of the Nomac Drilling 401(k) Plan, totaling $8,937,704, were transferred to the Plan on January 5, 2007.

Contributions

Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance related bonus compensation, as defined by the Plan, subject to certain limitations ($15,500 in 2008 and 2007). In addition, participants who are age 50 and above may elect to make “catch-up” contributions, limited to $5,000 for 2008 and 2007. Participants may also contribute amounts representing rollover distributions from other qualified plans.

The Company matches 100% of participant contributions up to 15% of eligible participant compensation. Profit-sharing contributions may be made at the discretion of the Company’s board of directors. No discretionary profit-sharing contributions were made in 2008 or 2007. Contributions are subject to certain annual Internal Revenue Service limitations.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

The Company’s matching contribution is invested in Company common stock. These contributions are made in cash, which is used to purchase shares of Company common stock on the open market, and previously forfeited shares of Company common stock. Participants may also elect to direct all or a portion of their contributions into Company common stock. Employees are allowed to direct the investment of 100% of employer stock from Company matching contributions after:

(a)	reaching age 55, or

(b)	completing at least three years of vesting service.

Notwithstanding the above, to the extent employer stock from Company matching contributions was held in participant accounts on December 31, 2006, employees entitled to direct the transfer of employer stock as described in (b) above, may direct the transfer of a portion of such employer stock in the following percentages: 33% during the plan year beginning in 2007, 66% during the plan year beginning in 2008, and 100% during the plan year beginning in 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or participant age. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate in effect at the time of loan origination. The prime rate at December 31, 2008 was 3.25%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding at December 31, 2008 ranged from 3.25% to 10.5% with loans maturing at various dates through 2018.

Payment of Benefits

Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments in vested Company common stock paid in cash or shares of common stock.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

Amounts Forfeited

Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $972,979 and $388,240 at December 31, 2008 and 2007, respectively. During 2008 and 2007, administrative expenses were reduced by $135,526 and $149,082, respectively, and employer matching contributions were reduced by $212,262 and by $2,095,321, respectively, from forfeited non-vested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the year. Common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange. Participant loans are valued at outstanding principal balances plus accrued interest, which approximates fair value. Units of pooled separate accounts are recorded at estimated unit value based on the estimated market value of the underlying assets net of annual expense charges divided by the beginning units.

Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. Under the FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, this investment is presented at fair value in the table of investments held by the Plan representing 5% or more of the Plan’s net assets (Note 3) and at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the amount the Plan sponsor would receive currently if the Plan sponsor were to withdraw or transfer funds within the Plan prior to their maturity. This fair value represents contract value times 95% (one minus a 5% withdrawal charge). There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 3.15% and 3.50% for interest rate periods January 1, 2008 through June 30, 2008 and July 1, 2008 through December 31, 2008 compared to interest rates of

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.25% and 3.10% for interest rate periods January 1, 2007 through June 30, 2007 and July 1, 2007 through December 31, 2007, respectively. The average yield for 2008 was 3% compared to 2.56% in 2007.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) on those investments during the years presented.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Plan Expenses

Trustee and recordkeeper fees are paid by the Plan. Certain Plan expenses, such as annual audit fees, are paid by the Plan sponsor and are not included in these financial statements.

New Accounting Pronouncements

Effective January 1, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. This statement establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. The Plan adopted this standard as of January 1, 2008 and the impact of the adoption was not significant.

SFAS 157 defines fair value as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants, i.e., an exit price. To estimate an exit price, a three-level hierarchy is used. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following table provides fair value measurement information for Plan assets measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common stock	$91,184,518	$—	$—	$91,184,518
Mutual funds	67,396,711	—	—	67,396,711
Government securities	—	377,848	—	377,848
Participant loans	—	—	5,287,265	5,287,265
Pooled separate accounts	—	15,453,351	—	15,453,351
Investment contracts	—	—	13,085,774	13,085,774

	$158,581,229	$15,831,199	$18,373,039	$192,785,467

A reconciliation of the Plan’s assets and liabilities classified as Level 3 measurements is presented below.

	Participant Loans	Principal Fixed Income Option 401(a)(k)	Allanz Variable Annuity	Total
Balance of Level 3 as of January 1, 2008	$3,630,773	$6,556,999	$100,000	$10,287,772
Realized gains (losses)	—	—	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—	(338,356)	—	(338,356)
Purchases, issuances and settlements (net)	1,656,492	6,767,131	—	8,423,623

Balance of Level 3 as of December 31, 2008	$5,287,265	$12,985,774	$100,000	$18,373,039

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.	Investments

The following presents investments that represented 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008		2007
Chesapeake Energy Corporation common stock	$89,455,821	*	$169,058,218	*
Principal Fixed Income Option 401(a)(k)	$12,985,774		$—	**

* Balances include nonparticipant-directed investments
** Investment balance did not represent 5% or more of the Plan’s net assets at December 31, 2007; presented for comparable purposes only.

For the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Common stock	$(118,761,505)	$43,665,238
Mutual funds	(14,516,089)	2,143,836
Government securities	31,854	18,618
Pooled separate accounts	(27,453,038)	2,557,500
Investment contract	390,121	137,774

Total	$(160,308,657)	$48,522,966

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

4.	Nonparticipant-directed Investments

The Company’s discretionary contribution is automatically invested in Company common stock. Employees also have the option of investing their contributions, or a portion thereof, in Company common stock. Since the activity of the non-participant directed and participant-directed investments in the Company’s common stock is combined, the entire investment is considered non-participant directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for Company common stock is shown below:

	2008	2007
Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$169,058,218	$111,745,500

Changes in net assets:
Contributions	47,256,051	32,859,555
Dividend income	1,283,475	1,062,340
Net appreciation (depreciation)	(117,472,163)	43,791,393
Benefits paid to participants	(5,285,708)	(6,090,130)
Transfers to other investment options, net	(5,384,052)	(14,310,440)

Net increase (decrease) during the year	(79,602,397)	57,312,718

Net assets, ending balance:
Chesapeake Energy Corporation common stock	$89,455,821	$169,058,218

5.	Party-in-interest Transactions

The Plan invests in Company common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. Further, certain Plan investments are units of pooled separate accounts or an investment contract managed by Principal, which served as the trustee of the Plan in 2008 and 2007. During 2008 and 2007, there were 746 and 556 purchases of Company common stock for a total purchase price of $79,773,040 and $46,451,357, respectively, and 1,195 and 1,046 sales of Company common stock for a total selling price of $42,285,473 and $35,728,501, respectively.

The market price for Chesapeake common stock at December 31, 2008 and 2007 was $16.17 and $39.20, respectively. The closing market price at June 26, 2009 was $19.64.

6.	Tax Status

The Plan has received an Internal Revenue Service opinion letter dated November 12, 2004, with respect to the prototype adopted by the Plan, which indicates that the prototype as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

7.	Plan Termination

Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.

8.	Concentration of Investments

As of December 31, 2008, the Plan held $89,455,821 of Company common stock, which was approximately 46% of total investments. Changes in the value of the Company will affect the price of shares held by the Plan. These changes could be significant.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, as reflected in the accompanying financial statements, to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$193,926,284	$277,161,632
Add: Accrued administrative services	41,635	52,155
Less: Adjustment from fair value to contract for fully benefit-responsive investment contracts	(683,463)	(345,106)
Less: Distributions pending at December 31	(384,307)	—

Net assets available for benefits per the Form 5500	$192,900,149	$276,868,681

The following is a reconciliation of administrative expenses for the years ended December 31, 2008 and 2007, as reflected in the accompanying financial statements, to the Form 5500:

	2008	2007
Administrative expenses per the financial statements	$211,474	$179,640
Add: Previous year accrued administrative expenses	52,155	53,480
Less: Current year accrued administrative expenses	(41,635)	(52,155)

Administrative expenses per the Form 5500	$221,994	$180,965

Administrative expenses are recorded on the Form 5500 when paid.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of investment income (loss) for the years ended December 31, 2008 and 2007, as reflected in the accompanying financial statements, to the Form 5500:

	2008	2007
Total investment income (loss) per the financial statements	$(157,444,009)	$50,123,253
Add:
Previous year adjustment from fair value to contract value for fully benefit-responsive investment contracts	345,106	74,377
Previous year Nomac Drilling 401(k) Plan adjustment from fair value to contract value for fully-benefit responsive investment contracts	—	6,190
Less:
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(683,463)	(345,106)
Previous year Nomac Drilling 401(k) Plan accrued investment expenses	—	(3,725)

Total investment income (loss) per the Form 5500	$(157,782,366)	$49,854,989

The following is a reconciliation of benefits paid to participants for the years ended December 31, 2008 and 2007, as reflected in the accompanying financial statements, to the Form 5500:

	2008	2007
Total benefits paid to participants per the financial statements	$10,347,677	$11,363,259
Add:
Distributions pending at December 31	384,307	—

Total benefits paid to participants per the Form 5500	$10,731,984	$11,363,259

Benefits are recorded when paid on the financial statements, but the Form 5500 includes benefits accrued but not yet paid.

10.	Subsequent Events

Effective July 1, 2009, the Plan will be amended to designate the employer stock option as an Employee’s Stock Ownership Plan (ESOP), now considered a subset of the Plan.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4a-Schedule of Delinquent Participant Contributions

Year Ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions
$1,741	$1,741

In 2008, the Company was late in submitting participant contributions to Principal. The Company has completed the necessary actions of the Voluntary Fiduciary Correction Program (VFCP).

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$137,477,193		$89,455,821
	American Fnds Fundamental Investors R4 Fnd	Mutual Fund	*	*	7,101,341
	American Fnds Growth Fd of America R4 Fnd	Mutual Fund	*	*	6,161,954
	Davis New York Venture A Fund	Mutual Fund	*	*	4,616,988
	Alger Small Cap Growth Inst I Fund	Mutual Fund	*	*	2,840,054
	PIMCO Total Return Admin Fund	Mutual Fund	*	*	9,292,449
	Russell Lpts’ In Retirement R2 Fund	Mutual Fund	*	*	2,144,548
	Russell Lpts’ 2010 Stra R2 Fund	Mutual Fund	*	*	4,310,048
	Russell Lpts’ 2015 Stra R2 Fund	Mutual Fund	*	*	13,929
	Russell Lpts’ 2020 Stra R2 Fund	Mutual Fund	*	*	9,185,398
	Russell Lpts’ 2025 Stra R2 Fund	Mutual Fund	*	*	86,245
	Russell Lpts’ 2030 Stra R2 Fund	Mutual Fund	*	*	7,856,737
	Russell Lpts’ 2035 Stra R2 Fund	Mutual Fund	*	*	31,349
	Russell Lpts’ 2040 Stra R2 Fund	Mutual Fund	*	*	6,517,969
	Russell Lpts’ 2045 Stra R2 Fund	Mutual Fund	*	*	61,727
	Russell Lpts’ 2050 Stra R2 Fund	Mutual Fund	*	*	3,490,260
	Eaton Vance Lg-Cap Value A Fund	Mutual Fund	*	*	7,657
	Munder Mid-Cap Core Growth A Fund	Mutual Fund	*	*	2,836,310
	Dreyfus International Stock Index Fund	Mutual Fund	*	*	129
	Goldman Sachs MidCap Value I Sep Acct	Pooled Separate Account	*	*	5,991,694
*	Principal LargeCap S&P 500 Index Sep. Acct	Pooled Separate Account	*	*	18,000
*	Principal MidCap S&P 400 Index Sep Acct	Pooled Separate Account	*	*	5,591
*	Principal SmallCap S&P 600 Index Sep Acct	Pooled Separate Account	*	*	259
*	Principal SmallCap Value Sep Acct	Pooled Separate Account	*	*	2,217,244
*	Principal Real Estate Secs Sep Acct	Pooled Separate Account	*	*	32
*	Principal Diversified International Sep Acct	Pooled Separate Account	*	*	7,220,529
*	Principal Fixed Income 401(a)(k)	Investment Contract	*	*	12,985,774
*	Principal Self-Directed Brokerage Acct	Common Stock and Mutual Funds	*	*	2,948,166
	Allianz Life Variable Annuity	Investment Contract	*	*	100,000
*	Participant Loans	Interest rates ranging from 3.25% to 10.5% due through December 2018	*	*	5,287,265

					$192,785,467

*	Identifies parties-in-interest.
**	Identifies fully participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

Schedule H, line 4j-Schedule of Reportable Transactions

Year Ended December 31, 2008

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)
Chesapeake Energy Corporation Common Stock	746	—	$79,773,040	$—	$—
Chesapeake Energy Corporation Common Stock	—	1,195	$—	$42,285,473	$18,980,548

Note: All other columns are excluded as they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN

By:	/s/ LISA PHELPS
Lisa Phelps, Plan Administrator

Date: June 29, 2009

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP